The share exchange described in this document involves securities of a foreign company.  The offer is subject to disclosure requirements of a foreign country that are different from those of the United States.  Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of the United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country and all of its officers and directors are residents of a foreign country.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the share exchange, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only.  While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original.  Such Japanese-language original shall be the controlling document for all purposes.

[Translation]

Securities Code: 6860

February 13, 2017

To our shareholders:

Panasonic Industrial Devices SUNX Co., Ltd.
2431-1, Ushiyama-cho, Kasugai-shi, Aichi

Notice for Convocation of the Extraordinary Meeting of Shareholders

Thank you for your continued support.

Panasonic Industrial Devices SUNX Co., Ltd. (the “Company”) will hold its extraordinary meeting of shareholders as described below. All shareholders are cordially requested to attend the meeting.

If you are unable to attend the meeting in person, you can exercise voting rights by way of a written notice. If doing so, you are kindly requested to examine the Reference Materials for the Extraordinary Meeting of Shareholders below and return the enclosed voting form to us, after indicating your approval or disapproval of the proposals, by 5:00 p.m. on Monday, February 27, 2017.

Very truly yours,

Toshihide Tominaga
President and Director

1. Date and time:	10:00 a.m. on Tuesday, February 28, 2017 (Doors will open at 9:00 a.m.)
2. Venue:	Keyakino-ma, 4th fl., Hotel Plaza Kachigawa 1-5 Matsushin-cho, Kasugai-shi, Aichi (Please see the venue map attached to the end of this Notice for Convocation.)
3. Meeting Agenda:	Proposal to be Voted On Agenda Item: Approval of the Share Exchange Agreement between the Company and Panasonic Corporation
4. Disclosure via the Internet

Of the information to be provided with this Notice for Convocation, the following matters are not covered in this Notice for Convocation because they are disclosed on the Company’s Internet website (http://panasonic.net/id/pidsx/) in accordance with laws and ordinances and the provisions of Article 16 of the Articles of Incorporation of the Company.

•          The Provisions of the Articles of Incorporation of Panasonic Corporation

•          The Contents of the Financial Statements, etc. for the Most Recent Business Year of Panasonic Corporation

- End of Notice -

*             *             *             *             *             *             *             *

•
If you attend the meeting in person, please submit the enclosed voting form at the reception desk on the day of the meeting.
Please bring this Notice for Convocation with you. Please note that, in order to facilitate the proceedings of the meeting, persons other than the shareholders of the Company who are entitled to vote at the meeting, such as a proxy or accompanying person who is not a shareholder of the Company, may not enter the meeting place.

•	If any revisions are made to the Reference Materials for the Extraordinary Meeting of Shareholders, notice will be posted on the Company’s website (http://panasonic.net/id/pidsx/).

•
Please note that the “management report meeting”, which was previously conducted after the conclusion of the meeting, will not be conducted this time because this meeting is an extraordinary meeting of shareholders.

Reference Materials for the Extraordinary Meeting of Shareholders

Agenda Item: Approval of the Share Exchange Agreement between the Company and Panasonic Corporation

The Company and Panasonic Corporation (“Panasonic”) resolved at meetings of the respective companies’ Board of Directors held on December 20, 2016, to conduct a share exchange (the “Share Exchange”) in order to make the Company a wholly-owned subsidiary of Panasonic, and both companies have executed a share exchange agreement (the “Share Exchange Agreement”).

Therefore, the Company would like you to approve the Share Exchange Agreement.

The effective date of the Share Exchange is scheduled to be March 27, 2017. Also, Panasonic plans to implement the Share Exchange in the form of a summary share exchange (kan-i kabushiki kokan) pursuant to the provisions of Article 796, Paragraph 2 of the Companies Act, without obtaining the approval by resolution of the general meeting of its own shareholders.

If this Agenda Item is approved, the Company will become a wholly-owned subsidiary of Panasonic as of the effective date of the Share Exchange, i.e., March 27, 2017. Prior to this, the shares of the Company are scheduled to be delisted from the Tokyo Stock Exchange and the Nagoya Stock Exchange as of March 22, 2017 (the last trading date of the shares is scheduled to be March 21, 2017).

The reason for conducting the Share Exchange, the outline of the details of the Share Exchange Agreement and other matters relating to this Agenda Item are as described below:

1.  Reason for conducting the Share Exchange

Since its establishment in 1918, Panasonic has been developing business globally as a general electronics manufacturer under its basic management philosophy, which states that “the mission of an enterprise is to contribute to the progress and development of society and the well-being of people worldwide through its business activities.” In 2011, it made Panasonic Electric Works Co., Ltd. (“Panasonic Electric Works”) and SANYO Electric Co., Ltd. into its wholly-owned subsidiaries to further raise the Group’s capabilities. During recent years, it also formulated its “A Better Life, A Better World” brand slogan to expand its business fields to serve customers and society, and has been focusing on the automobile, housing and B2B businesses, in addition to consumer electronics.

Since its establishment in 1969 with the business purpose of robot research and development, and of the production of electronic application devices and automatic control devices, the Company has been conducting business in sensing and control technology, processing equipment, and eco-conscious and custom products based on its corporate philosophy, which states that “With sensing and control technology as a core, Panasonic Industrial Devices SUNX provides technology and service to fulfill a promising dream and creates a brighter future with our customers,” and is currently expanding its operation mainly with three (3) domestic offices and two (2) overseas offices. In connection with Panasonic, the relationship started in 1987 when the Company collaborated with Matsushita Electric Works, Ltd. (“Matsushita Electric Works,” which was later called Panasonic Electric Works, and currently is Panasonic.) in the FA (Factory Automation) equipment business. In 1989, the Company and Matsushita Electric Works jointly established Matsushita Automation Control Co., Ltd. (currently Panasonic Industrial Devices Sales Japan Co., Ltd.), a sales company. The Company became a consolidated subsidiary of Matsushita Electric Works in 2000. As Matsushita Electric Works became a consolidated subsidiary of Panasonic in 2004, the Company became a consolidated subsidiary of Panasonic. Thereafter, the Company succeeded to the FA equipment business of Panasonic Electric Works through an absorption-type company split in 2010. The Company currently plays an important role in providing solutions to manufacturing industry customers in B2B businesses on which Panasonic is focusing, by providing high-grade products using its sensing and control technology. As part of the Panasonic Group, the Company uses the Panasonic brand name on its products and distributes its products to Panasonic’s subsidiaries, including Panasonic Industrial Devices Sales Japan Co., Ltd., Panasonic Industrial Devices Sales (China) Co., Ltd. and eight (8) other companies.

The Company’s business environment has been changing drastically in recent years. Automation needs in factories, etc., in order to improve their productivity, and efficiency needs in supply chains, are growing dramatically, and utilization of IoT (Internet of Things) technologies has also been spreading widely. Demand for FA equipment, including FA sensors and controllers, which are the Company’s core products, is expanding significantly, and customers’ requirements for providing networking services or proposing integrated products are increasing day by day. The environment has been highly competitive in such growing market, with major competitors viewing the FA equipment business as their key field and concentrating their management resources in order to lock in major corporate customers.

Under such circumstances, in order for the Panasonic Group to cause its FA equipment business to grow in competition with, and even faster than, other companies in the market, it will be necessary that the Company and Panasonic share and utilize the management resources of both to provide customers with their desired solutions. Based on its judgement that the unification of the development, production, and sales functions aiming to swiftly address changing customer needs will further enhance the Panasonic Group’s competitive advantage in the FA equipment market, Panasonic proposed the Share Exchange to the Company in October 2016. The Company also believes that, both companies’ wholly integrated capital and business management will enable a flexible and expeditious sharing or allocation of their management resources, including the patents and development resources held by the Panasonic Group, as well as information sharing in respect of market trends and trends among competitors. In addition, it will enable the Company to grasp the needs in manufacturing or logistics activities of the Panasonic Group, which engages in the manufacture and sale of a wide range of products extending from consumer electronics, housing, and commercial-use equipment, to automotive devices; to further enhance its FA equipment business as part of Panasonic Group; and to conduct unified operating activities and business operation.

With such common recognition, the Company and Panasonic held consultations many times during which both companies shared their knowledge and perceptions of the industry and respective positioning therein, and repeatedly discussed the form that both companies should adopt in the future. As a result, the Company and Panasonic came to mutually recognize that, by making the Company a wholly-owned subsidiary of Panasonic and through the provision of FA equipment networking services and integrated solution proposals, Panasonic would be able to boost “B2B” businesses, its key business field, thereby contributing to an increase in the corporate value not only of the Company but also of the entire Panasonic Group; and the two agreed to conduct the Share Exchange.

2. Outline of the details of the Share Exchange Agreement

The details of the Share Exchange Agreement executed between the Company and Panasonic on December 20, 2016 are as described below:

SHARE EXCHANGE AGREEMENT (COPY)

Panasonic Corporation (“Panasonic”) and Panasonic Industrial Devices SUNX Co., Ltd. (“SUNX”) hereby execute this share exchange agreement (this “Agreement”) as set forth herein.

Article 1	(Share Exchange)

Panasonic and SUNX shall implement the share exchange (the “Share Exchange”) in accordance with the provisions of this Agreement, in order to make Panasonic SUNX’s wholly-owning parent company in the share exchange and in order to make SUNX Panasonic’s wholly-owned subsidiary in the share exchange.

Article 2	(Trade Names and Addresses of Wholly-Owning Parent Company in Share Exchange and Wholly-Owned Subsidiary in Share Exchange)

The trade names and addresses of Panasonic and SUNX are as follows, respectively.

Panasonic (wholly-owning parent company in the share exchange)
Trade name:	Panasonic Corporation
Address:	1006, Oaza Kadoma, Kadoma-shi, Osaka

SUNX (wholly-owned subsidiary in the share exchange)
Trade name:	Panasonic Industrial Devices SUNX Co., Ltd.
Address:	2431-1, Ushiyama-cho, Kasugai-shi, Aichi

Article 3	(Shares to be Delivered upon Share Exchange and Allotment Thereof)

1.
Upon the Share Exchange, Panasonic shall deliver to the shareholders of SUNX (excluding Panasonic), as money or other assets in exchange for common stock of SUNX held by such shareholders, the number of shares of common stock of Panasonic calculated by multiplying the total number of shares of common stock of SUNX held by each shareholder of SUNX (excluding Panasonic) at the time immediately preceding the time Panasonic acquires all of the issued shares of SUNX through the Share Exchange (the “Base Time”) by 0.68.

2.
With respect to the allotment of shares of common stock of Panasonic that shall be delivered pursuant to the provisions of the immediately preceding paragraph, shares of common stock of Panasonic shall be allotted to the shareholders of SUNX at the Base Time (excluding Panasonic) at the ratio of 0.68 shares of common stock of Panasonic for each share of common stock of SUNX held by such shareholders.

3.
If the number of shares of common stock of Panasonic that shall be allotted and delivered to each shareholder of SUNX in accordance with the immediately preceding two (2) paragraphs includes any fractions of less than one (1) share, Panasonic shall deal with such fractions pursuant to the provisions of Article 234 of the Companies Act.

Article 4	(Amount of Stated Capital and Reserves of Wholly-Owning Parent Company in Share Exchange)

The amount of the increases in the stated capital and reserves of Panasonic upon the Share Exchange are as follows:

The amount of stated capital to be increased: 0 yen

The amount of capital reserve to be increased: Minimum amount required to be increased pursuant to the provisions of laws and regulations.

The amount of legal reserve to be increased: 0 yen

Article 5	(Effective Date)

The date on which the Share Exchange becomes effective (the “Effective Date”) shall be March 27, 2017; provided, however, that the parties may, upon consultation and agreement with each other, change such date, if necessary.

Article 6	(Shareholders’ Meeting Approving Share Exchange Agreement)

1.
Pursuant to the main clause of the provisions of Article 796, Paragraph 2 of the Companies Act, Panasonic shall implement the Share Exchange without obtaining the approval of this Agreement by a resolution of the shareholders’ meeting as stipulated in Article 795, Paragraph 1 of the Companies Act; provided, however, that if, pursuant to the provisions of Article 796, Paragraph 3 of the Companies Act, the approval of this Agreement by the shareholders’ meeting of Panasonic becomes necessary, Panasonic shall obtain approval of this Agreement at the shareholders’ meeting by the day immediately preceding the Effective Date.

2.	SUNX shall obtain the approval of this Agreement by the shareholders’ meeting stipulated in Article 783, Paragraph 1 of the Companies Act by the day immediately preceding the Effective Date.

Article 7	(Management of Company Assets)

1.
During the period after the execution of this Agreement and before the Effective Date, Panasonic and SUNX shall perform their respective businesses, and manage and operate their respective assets, with the due care of a prudent manager, and unless otherwise provided for in this Agreement, Panasonic and SUNX shall consult and agree with each other before taking any action that could materially affect their assets or rights and obligations.

2.
In accordance with a resolution of the meeting of the Board of Directors that will be held by the day immediately preceding the Effective Date, SUNX shall cancel, by the Base Time (provided that, in the case where there is any purchase of treasury shares through the exercise of the dissenters’ appraisal right, the cancellation shall be made after such purchase becomes effective), all of its treasury shares held by SUNX and those to be held by SUNX by the Base Time (including the treasury shares to be acquired on the Effective Date as a result of the purchase of treasury shares through the exercise of the dissenters’ appraisal right in connection with the Share Exchange).

Article 8	(Restriction on Dividends of Surplus)

After the execution of this Agreement, SUNX shall not distribute dividends of surplus with respect to a record date prior to the Effective Date.

Article 9	(Change of Terms and Conditions of Share Exchange and Cancellation of Share Exchange)

If, during the period after the execution of this Agreement and before the Effective Date, a material change occurs in the financial conditions or management conditions of Panasonic or SUNX, a situation arises or is discovered that materially obstructs the implementation of the Share Exchange, or some other situation arises that makes it significantly difficult to achieve the purpose of this Agreement, Panasonic and SUNX may, upon consultation, change the contents of this Agreement such as the terms and conditions of the Share Exchange or cancel the Share Exchange.

Article 10	(Validity of this Agreement)

This Agreement shall cease to have any effect if the approval of this Agreement by the shareholders’ meeting of Panasonic (only in the case where, pursuant to the provisions of Article 796, Paragraph 3 of the Companies Act, the approval of this Agreement by the shareholders’ meeting of Panasonic is required) or the approval of this Agreement by the shareholders’ meeting of SUNX, which are provided for in Article 6 hereof, or any of the approvals from regulatory authorities, etc., which are required by laws and regulations for the implementation of the Share Exchange, is not obtained by the day immediately preceding the Effective Date.

Article 11	(Matters for Consultation)

In addition to the matters set forth in this Agreement, matters not provided for in this Agreement and any other matters necessary with respect to the Share Exchange shall be determined separately upon consultation with each other in accordance with the purpose of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement in duplicate and, upon signing and sealing hereof, each of Panasonic and SUNX retains one (1) original hereof.

December 20, 2016

	“Panasonic”	1006, Oaza Kadoma, Kadoma-shi, Osaka
Panasonic Corporation
Kazuhiro Tsuga [Seal]
President and Representative Director

	“SUNX”	2431-1, Ushiyama-cho, Kasugai-shi, Aichi
Panasonic Industrial Devices SUNX Co., Ltd.
Toshihide Tominaga [Seal]
President and Representative Director

3. Matters Pertaining to the Adequacy of the Consideration for the Share Exchange

(1) Matters Pertaining to the Adequacy of the Total Number and Allotment of the Consideration for the Share Exchange

①   Allotment in the Share Exchange

Company name	Panasonic (wholly-owning parent company in share exchange)	The Company (wholly-owned subsidiary in share exchange)
Contents of allotment in the Share Exchange	1	0.68
Number of shares to be delivered upon the Share Exchange	Common stock of Panasonic: 11,491,130 shares (scheduled)

(Note 1)	Share allotment ratio
0.68 shares of Panasonic will be allotted and delivered in exchange for each share of the Company; provided, however, that no shares will be allotted in the Share Exchange for the shares of the Company held by Panasonic (39,374,900 shares as of December 20, 2016). The above share exchange ratio may be subject to change upon the consultation between the Company and Panasonic in the case of any material changes to the conditions that are the bases of the calculation.

(Note 2)	Number of shares to be delivered upon the Share Exchange
Upon the Share Exchange, Panasonic shall deliver the number of shares of Panasonic calculated by multiplying the total number of shares of the Company held by the shareholders of the Company (excluding Panasonic) at the time immediately preceding the time Panasonic acquires all shares of the Company (excluding shares of the Company held by Panasonic) through the Share Exchange (the “Base Time”) by 0.68 to such shareholders of the Company in exchange for the shares of the Company held by such shareholders. In accordance with a resolution of the Board of Directors meeting of the Company that will be held by the day immediately preceding the effective date of the Share Exchange, the Company will cancel, by the Base Time, all of its treasury shares held by the Company and those to be held by the Company by the Base Time (including the treasury shares to be acquired through the share purchase in response to the exercise of the dissenters’ appraisal right stipulated in Article 785, Paragraph 1 of the Companies Act in connection with the Share Exchange).
Moreover, all of the shares to be delivered by Panasonic are scheduled to be sourced from the treasury shares held by Panasonic, and Panasonic does not plan to issue new shares upon the allotment in the Share Exchange. In addition, the number of shares to be delivered by Panasonic may be subject to change in the future due to reasons such as the acquisition or cancellation of the treasury shares by the Company.

(Note 3)	Treatment of shares constituting less than one (1) unit (tangen miman kabushiki)
The shareholders who will hold shares of Panasonic constituting less than one (1) unit upon the Share Exchange will be entitled to use the following systems concerning shares of Panasonic. Shareholders cannot sell shares constituting less than one (1) unit in the financial instruments exchange market.
•	Further purchase (kaimashi) of shares constituting less than one (1) unit (purchase to reach a total of 100 shares)
A system whereby holders of shares of Panasonic constituting less than one (1) unit may purchase from Panasonic the number of shares that will achieve a total of one (1) unit (tangen) together with the number of shares constituting less than one (1) unit held by such shareholder.
•	Purchase (kaitori) by Panasonic of shares constituting less than one (1) unit (sale by a shareholder of shares constituting less than one (1) unit)
A system whereby holders of shares of Panasonic constituting less than one (1) unit may request Panasonic to purchase the shares constituting less than one (1) unit held by such shareholder.

(Note 4)	Treatment of any fractions of less than one (1) share
With respect to the shareholders of the Company who will receive the allotment of shares including fractions of less than one (1) share of Panasonic upon the Share Exchange, Panasonic will pay cash to each of such shareholders in proportion to the value of such fractions of less than one (1) share, pursuant to the provisions of Article 234 of the Companies Act and other relevant laws and regulations.

②   Basis for Calculation of the Allotment Concerning the Share Exchange

(i)  Basis and Reason for Calculation of the Allotment Concerning the Share Exchange

In order to ensure the fairness and the appropriateness in calculating the share allotment ratio that will be applied to the Share Exchange described in 3.(1)① “Allotment in the Share Exchange” above (the “Share Exchange Ratio”), the Company and Panasonic, respectively and separately, decided to request a third-party valuation institution independent of both companies to calculate the share exchange ratio. Panasonic appointed Nomura Securities Co., Ltd. (“Nomura Securities”) as the third-party valuation institution, and the Company appointed Daiwa Securities Co. Ltd. (“Daiwa Securities”) as the third-party valuation institutions.

The Company and Panasonic repeatedly held mutual negotiations and consultations, upon conducting careful reviews on the basis of the calculation results of the share exchange ratio submitted by their respective third-party valuation institutions, as well as in consideration of the results of the due diligence conducted by each company with respect to the other party, while referring to the financial condition, asset status and future prospects of the Company and Panasonic and other related factors. As a result, Panasonic came to a conclusion that the Share Exchange Ratio is proper, and does not undermine the interests of shareholders of Panasonic, and the Company came to a conclusion that, since, as stated in (ii) (b) “Outline of Calculation” below, the Share Exchange Ratio exceeds the high end of the assessment range calculated by the market price analysis and, in addition, it falls within the assessment range calculated by the discounted cash flow analysis (the “DCF Analysis”) (both of such assessment ranges are included in the calculation results of the share exchange ratio submitted by Daiwa Securities), the implementation of the Share Exchange based on the Share Exchange Ratio is proper and does not undermine the interests of shareholders of the Company. Therefore, the Company and Panasonic executed the Share Exchange Agreement based on the resolutions of the respective Board of Directors meetings of the Company and Panasonic held on December 20, 2016 with respect to the implementation of the Share Exchange based on the Share Exchange Ratio.

In accordance with the Share Exchange Agreement, the Share Exchange Ratio may be subject to change upon the consultation between the Company and Panasonic in the case of any material changes to the conditions that are the bases of the calculation.

(ii)	Matters Concerning Calculation

(a)  Names of the Valuation Institutions and their Relationships with the Listed Companies

Both Nomura Securities, which is acting as a third-party valuation institution of Panasonic, and Daiwa Securities, which is acting as a third-party valuation institution of the Company, are valuation institutions independent of the Company and Panasonic, are not related parties of the Company and Panasonic, and do not have any material interest to be noted in connection with the Share Exchange.

(b)  Outline of Calculation

In the valuation of Panasonic, as shares of Panasonic are listed on the financial instruments exchange and a market share price exists, Nomura Securities adopted the average market price analysis for calculation (with December 19, 2016, which is the calculation base date, being the base date, the analysis was based on the respective average closing share prices for the most recent six (6)-month period from June 20, 2016 to the calculation base date; the most recent three (3)-month period from September 20, 2016 to the calculation base date; the most recent one (1)-month period from November 21, 2016 to the calculation base date; the five (5) business days from December 13, 2016 to the calculation base date; and the closing share price on the base date of the shares of Panasonic on the First Section of the Tokyo Stock Exchange).

In the valuation of the Company, as shares of the Company are listed on the financial instruments exchange and a market share price exists, the average market price analysis (with December 19, 2016, which is the calculation base date, being the base date, the analysis was based on the respective average closing share prices for the most recent six (6)-month period from June 20, 2016 to the calculation base date; the most recent three (3)-month period from September 20, 2016 to the calculation base date; the most recent one (1)-month period from November 21, 2016 to the calculation base date; the five (5) business days from December 13, 2016 to the calculation base date; and the closing share price on the base date of the shares of the Company on the First Section of the Tokyo Stock Exchange) was adopted for calculation. In addition, in order to take into account the state of future business operations in the assessment, the DCF Analysis was adopted for the calculation.

The following shows the assessment ranges that were derived from each calculation method, when the share value per share of Panasonic is set at one (1).

Methodology adopted	Range of calculation of share exchange ratio
Average Market Price Analysis	0.56 – 0.59
DCF Analysis	0.57 – 0.86

In calculating the share exchange ratio above, Nomura Securities used information which was provided by both companies and public information without any independent verification for accuracy and completeness on the assumption that they are accurate and complete. Nomura Securities did not independently perform any valuation, appraisal or assessment of assets and liabilities (which include contingent liabilities) of both companies and their affiliates, including the analysis or valuation of individual assets or liabilities nor separately request any third-party institution to make such appraisal or assessment. The calculation of the share exchange ratio by Nomura Securities is based on the information available and economic conditions as of December 19, 2016. Nomura Securities also assumed that the financial projection of the Company had been reasonably reviewed or prepared based on the best projection and judgment currently available to the management of Panasonic at this time.

The Company’s profit plan that Nomura Securities used as a basis for applying the DCF Analysis does not contain a significant increase or decrease in earnings in any fiscal year.

On the other hand, Daiwa Securities adopted the market price analysis with respect to the Company and Panasonic since shares of common stock of both the Company and Panasonic are listed on the financial instruments exchange and market prices exist, as well as the DCF Analysis in order to reflect in the calculation the situation of future business activities.

In performing the market price analysis, Daiwa Securities set December 19, 2016 as the calculation base date, and used the simple average closing share prices of the Company and Panasonic on the First Section of the Tokyo Stock Exchange on the calculation base date and during the most recent one (1)-month period, most recent three (3)-month period and most recent six (6)-month period, each ending on the calculation base date.

In performing the DCF Analysis, Daiwa Securities evaluated the corporate value of the Company by discounting the free cash flow to be generated by the Company in the future based on the assumptions that are considered to be reasonable, such as financial forecasts prepared by the Company for the period from the fiscal year ending March 31, 2017 through the fiscal year ending March 31, 2020, to the present value at certain rates determined according to business risks. The adopted discount rate is 8.45% - 9.96%, and Daiwa Securities calculated terminal value by constant-growth rate model, applying perpetual growth rate of 1.00%. The Company’s financial projection that Daiwa Securities used as a basis for applying the DCF Analysis does not contain a significant increase or decrease in earnings in any fiscal year. The effect of various measures after the Share Exchange has not been reflected in the financial projection because it is difficult to specifically estimate the effect on earnings at this time.

On the other hand, Daiwa Securities evaluated the corporate value of Panasonic by discounting the free cash flow to be generated by Panasonic in the future based on the assumptions that are considered to be reasonable, such as financial forecasts for the period from the fiscal year ending March 31, 2017 through the fiscal year ending March 31, 2019, which were reviewed by the Company based on materials and information received from Panasonic and publicly available information, to the present value at certain rates determined according to business risks. The adopted discount rate is 5.01% - 5.82%, and Daiwa Securities calculated terminal value by constant-growth rate model, applying perpetual growth rate of 1.00%. Panasonic’s financial projection that Daiwa Securities used as a basis for applying the DCF Analysis does not contain a significant increase or decrease in earnings in any fiscal year. The effect of various measures after the Share Exchange has not been reflected in the financial projection because it is difficult to specifically estimate the effect on earnings at this time.

The following shows the assessment ranges of shares of the Company that were derived from each calculation method, when the share value per share of Panasonic is set at one (1).

Methodology adopted	Range of calculation of share exchange ratio
Market Price Analysis	0.570 – 0.585
DCF Analysis	0.628 – 0.927

In calculating the above share exchange ratio, Daiwa Securities used all relevant materials and information received from the Company and Panasonic and all relevant publicly available information as is, in principle, assuming that such materials and information, which were subjects of the analysis and review, were accurate and complete, has not independently verified the accuracy and completeness thereof and is not obliged to do so. Daiwa Securities assumed that there are no facts undisclosed to Daiwa Securities that may give material effect on the calculation of the share exchange ratio. Daiwa Securities has not independently valued, appraised or assessed all assets and liabilities (including, but not limited to, derivative financial instruments, off-balance sheet assets and liabilities and other contingent liabilities) of the Company and Panasonic, and their respective affiliates, and has not made any analysis and valuation of each of such assets and liabilities. Daiwa Securities has not independently requested any third-party institution to make such valuation, appraisal or assessment. In addition, Daiwa Securities assumed that the financial forecast and other information regarding future business of the Company and Panasonic have been reasonably confirmed, reviewed or prepared by the management of the Company based on their best forecast and judgment that could be obtained at this time, and relied on such information, by obtaining the Company’s consent, without conducting any independent verification. The calculation of the share exchange ratio by Daiwa Securities reflects the financial, economic, market and other conditions as of December 19, 2016.

The results of calculation of the share exchange ratio submitted by Daiwa Securities are not expressions of opinion concerning the fairness of the share exchange ratio in the Share Exchange.

(2) Matters Pertaining to the Adequacy of the Amounts of the Stated Capital and Reserves of Panasonic

The amounts of the increases in the stated capital and reserves of Panasonic upon the Share Exchange are as follows. These amounts were determined within the scope of laws and regulations, through comprehensive consideration and review of the capital policy and other circumstances of Panasonic, and thus the Company considers that they are adequate.

The amount of stated capital to be increased:

0 yen

The amount of capital reserve to be increased:

Minimum amount required to be increased pursuant to the provisions of laws and regulations.

The amount of legal reserve to be increased:

0 yen

(3) Reason for Electing the Common Stock of Panasonic as the Consideration for the Stock Exchange

The Company and Panasonic elected the common stock of Panasonic, which is the wholly-owning parent company in share exchange, as the consideration for the Share Exchange.

Based on the fact that the common shares of Panasonic are listed on the Tokyo Stock Exchange and the Nagoya Stock Exchange and thus the opportunity to trade such shares will also be secured at each Stock Exchange after the Share Exchange, the fact that the shareholders of the Company can share the synergetic effect due to the Share Exchange, and other relevant facts, the Company considers that the above-mentioned election is appropriate.

(4) Matters Considered in order to Avoid Harming the Interests of the Company’s Shareholders other than Panasonic

①  Measures to Ensure Fairness

Since Panasonic already owns 69.98% (as of September 30, 2016) of the voting rights of all shareholders of the Company, the Company and Panasonic have determined that it is necessary to ensure the fairness of the Share Exchange and therefore have implemented the following measures:

(i)  Valuation Report from Independent Third-Party Valuation Institutions

Panasonic appointed Nomura Securities, acting as a third-party valuation institution, and received a valuation report dated December 20, 2016 therefrom concerning the share exchange ratio. For the outline of the valuation report, see “Matters Concerning Calculation” in 3.(1)②(ii) above.

On the other hand, the Company appointed Daiwa Securities, acting as a third-party valuation institution, and received a valuation report dated December 20, 2016 therefrom concerning the share exchange ratio. For the outline of the valuation report, see “Matters Concerning Calculation” in  3.(1)②(ii) above.

Neither the Company nor Panasonic has received an opinion (fairness opinion), from any of the third-party valuation institutions, to the effect that the Share Exchange Ratio is proper or fair from a financial viewpoint.

(ii)  Advice from Independent Law Firms

Panasonic appointed Nagashima Ohno & Tsunematsu as its legal advisor and received legal advice concerning the decision making method and procedures to be implemented by the Board of Directors, including for the procedures of the Share Exchange.

Nagashima Ohno & Tsunematsu is independent of the Company and Panasonic, and has no material interest in the Company and Panasonic.

On the other hand, the Company appointed Tsujimaki Law Offices as its legal advisor and received legal advice concerning the decision making method and procedures to be implemented by the Board of Directors, including for the procedures of the Share Exchange.

Tsujimaki Law Offices is independent of the Company and Panasonic, and has no material interest in the Company and Panasonic.

②  Measures to Avoid Conflicts of Interest

Since Panasonic is the controlling shareholder of the Company, who already owns 69.98% (as of September 30, 2016) of the voting rights of all shareholders of the Company, the Company implemented the following measures in order to avoid conflicts of interest.

(i)  Obtainment by the Company of a Response to Referrals (toshinsho) from a Third-Party Committee That Has No Interest in the Controlling Shareholder

On October 27, 2016, the Company established a third-party committee (the “Third-Party Committee”) consisting of four (4) members: Mr. Akito Takahashi (an attorney at Takahashi & Katayama Law Office) and Mr. Shinsuke Hasegawa (a certified public accountant at Hasegawa CPA office), who are independent and outside experts having no interest in the Company and Panasonic, the controlling shareholder of the Company, Mr. Tsuneji Obara, who is acting as an outside director and independent director of the Company and Mr. Nobukata Kado, who is acting as an outside director and independent director of the Company, in order to prevent circumstances in which the Share Exchange is implemented under terms and conditions that are disadvantageous to the minority shareholders of the Company. In examining the Share Exchange, the Company referred to the Third-Party Committee: whether or not (a) the purpose of the Share Exchange is fair and reasonable (including whether or not it is possible to enhance the corporate value of the Company by way of the Share Exchange), (b) the appropriateness of the terms and conditions of the Share Exchange is ensured (including the appropriateness of the share exchange ratio), (c) the negotiation process of the Share Exchange is fair and (d) it would be disadvantageous to the minority shareholders of the Company that the resolution for approval of implementing the Share Exchange is deliberated at the Board of Directors of the Company.

From November 7, 2016 to December 19, 2016, the Third-Party Committee carefully reviewed the matters referred to it by holding meetings five (5) times in total, as well as by gathering information and consulting with each other whenever necessary. In conducting the examination, the Third-Party Committee received an explanation from the Company concerning the purpose of, and background leading to, the Share Exchange, the details of its corporate value, and the process of negotiation for, and determination of, the terms and conditions of the Share Exchange, including the share exchange ratio, and an explanation from Daiwa Securities concerning the valuation of the share exchange ratio in the Share Exchange. In addition, the Third-Party Committee also received an explanation from Tsujimaki Law Offices, the legal advisor to the Company, concerning the decision making method and procedures implemented by the Board of Directors of the Company with respect to the Share Exchange. Under the above background, the Third-Party Committee submitted a response to referrals (toshinsho) on December 20, 2016 to the Board of Directors of the Company to the effect that the purpose of the Share Exchange is fair and reasonable, the terms and conditions of the Share Exchange is appropriate, the negotiation process of the Share Exchange is fair and, accordingly, the resolution by the Board of Directors of the Company to implement the Share Exchange would not be disadvantageous to the minority shareholders of the Company, on the basis of the explanations, calculation results and other materials it reviewed.

(ii) Unanimous Approval by the Directors and Audit & Supervisory Board Members, Excluding Directors and/or Audit & Supervisory Board Members Who Have an Interest in the Controlling Shareholder

Among the audit & supervisory board members of the Company, Mr. Atsuhiro Miyamoto also serves as an employee of Panasonic, and thus did not participate in any of the discussions at the Board of Directors meeting of the Company regarding the Share Exchange nor expressed his opinion thereon, in order to avoid conflicts of interest.

The resolution for the Share Exchange at the Board of Directors meeting of the Company was unanimously approved by the nine (9) directors of the Company and three (3) out of the four (4) audit & supervisory board members of the Company, excluding Mr. Atsuhiro Miyamoto set forth above, participated in the said meeting and all of them expressed the opinion that they had no objections to the implementation of the Share Exchange.

4. Matters which Would Serve as Reference Information Regarding the Consideration for the Share Exchange

(1) The Provisions of the Articles of Incorporation of Panasonic

The Articles of Incorporation of Panasonic are disclosed on our Internet website (http://panasonic.net/id/pidsx/) in accordance with laws and ordinances and the provisions of Article 16 of the Articles of Incorporation of the Company.

(2) Matters Pertaining to the Method for Realization of the Consideration for the Share Exchange

① Market where the consideration for the Share Exchange is traded

The common shares of Panasonic are traded on the First Section of the Tokyo Stock Exchange and the First Section of the Nagoya Stock Exchange.

② Person who provides an intermediary, brokerage, or agency service for the transactions in the consideration for the Share Exchange

Intermediary, brokerage, or other services for the common shares of Panasonic are provided by the securities companies or the like across Japan.

③ The contents of any restriction on transfer or other disposition of the consideration for the Share Exchange

There is no applicable restriction.

(3) Matters Pertaining to the Market Price of the Consideration for the Share Exchange

The average closing share prices of the common shares of Panasonic at the First Section of the Tokyo Stock Exchange for the most recent one (1) month-period and three (3) month-period ending on the business day immediately preceding to the day on which the execution of the Share Exchange Agreement was publicly announced (December 20, 2016) are 1,202 yen and 1,091 yen, respectively.

In addition, the latest market price, etc., of the common shares of Panasonic can be found at the Internet website of the Tokyo Stock Exchange (http://www.jpx.co.jp/) or the like.

(4) The Contents of the Balance Sheets Pertaining to Each Business Year of Panasonic, of Which the Last Day Has Arrived in the Past Five Years

Since Panasonic has been submitting the annual securities report for each business year pursuant to the provisions of Article 24, Paragraph 1 of the Financial Instrument and Exchange Act, description under this paragraph is omitted.

5. Matters Pertaining to the Adequacy of the Provisions for Share Option in the Share Exchange

There is no applicable matter.

6. Matters Pertaining to the Financial Statements, etc.

(1) The Contents of the Financial Statements, etc. for the Most Recent Business Year of Panasonic

The contents of the financial statements, etc. for the most recent business year (the business year that ended in March 2016) of Panasonic are disclosed on our Internet website (http://panasonic.net/id/pidsx/) in accordance with laws and ordinances and the provisions of Article 16 of the Articles of Incorporation of the Company.

(2) The Contents of any Event Which Took Place after the Last Day of the Most Recent Business Year, and Which Would Have a Material Impact on the Property Status of the Company and Panasonic.

① The Company

There is no applicable event.

② Panasonic

On April 1, 2016, Panasonic acquired all of the shares of Hussmann Parent Inc., which holds all of the shares of Hussmann Corporation in the U.S., and acquired control over both of the companies and the subsidiaries thereunder.

Panasonic issued unsecured straight bonds in the amount of 400 billion yen with the payment date being September 20, 2016 in order to secure the funds necessary to develop business in the future.

As Panasonic Plasma Display Co., Ltd. (“PPD”), a consolidated subsidiary of Panasonic, filed a petition for the commencement of special liquidation on November 1, 2016, there was a risk that Panasonic may not be able to collect its claims against PPD.  Accordingly, Panasonic plans to record an additional 5.7 billion yen in losses, which are expected to be unrecoverable, in an unconsolidated settlement for the fiscal year ending March 31, 2017.

Panasonic resolved at its Board of Director’s meeting held on December 20, 2016 to conduct the share exchange in order to make Panasonic a wholly-owning parent company of PanaHome Corporation (“PanaHome”), which is a consolidated subsidiary of Panasonic, and executed the share exchange agreement on the same date.  The share exchange is scheduled to be implemented after the share exchange agreement is approved by a resolution of the ordinary general meeting of shareholders of PanaHome that is scheduled to be held in June 2017.

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